UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2

to

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION

STATEMENT UNDER SECTION 14(d)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

Inhibitex, Inc.

(Name of Subject Company)

Inhibitex, Inc.

(Names of Persons Filing Statement)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

45719T103

(CUSIP Number of Class of Securities)

Russell H. Plumb

President and Chief Executive Officer

9005 Westside Parkway

Alpharetta, GA 30009

(678) 746-1100

With copies to:

David S. Rosenthal, Esq.

Richard A. Goldberg, Esq.

Dechert LLP

1095 Avenue of the Americas

New York, New York 10036

(212) 698-3500

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 to the Schedule 14D-9 (“Amendment No. 2”), filed with the U.S. Securities and Exchange Commission (the “SEC”) on January 27, 2012, amends and supplements the Schedule 14D-9 filed with the SEC on January 17, 2012, and subsequently amended by Amendment No. 1 on January 19, 2012 (as amended or supplemented from time to time, the “Schedule 14D-9”), by Inhibitex, Inc. (the “Company”), a Delaware corporation. The Schedule 14D-9 relates to the tender offer (the “Offer”) by (i) Inta Acquisition Corporation, a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Bristol-Myers Squibb Company, a Delaware corporation (“Parent”), and (ii) Parent, disclosed in a Tender Offer Statement on Schedule TO filed with the SEC on January 13, 2012 (as amended or supplemented from time to time, and together with the exhibits thereto, the “Schedule TO”), to purchase all of the issued and outstanding shares of common stock, par value $0.001 per share (the “Shares”), of the Company at a purchase price of $26.00 per Share (the “Offer Price”), net to the seller in cash but subject to any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 13, 2012 (as amended or supplemented from time to time, the “Offer to Purchase”), and the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal”). The Offer to Purchase and the Letter of Transmittal are filed as Exhibits (a)(1) and (a)(2) to this Schedule 14D-9, respectively, and are incorporated herein by reference.

The information in the Schedule 14D-9 is incorporated into this Amendment No. 2 by reference to all of the applicable items in the Schedule 14D-9, except that such information is hereby amended and supplemented to the extent specifically provided herein.

ITEM 8.	ADDITIONAL INFORMATION.

Item 8 of the Schedule 14D-9 is hereby amended by inserting the following paragraphs at the end the sub-section titled “—Certain Litigation”:

“On January 19, 2012, the purported stockholder class action complaint filed in the Superior Court of Fulton County in the State of Georgia, captioned, Jeremy Alber v. Inhibitex, Inc., et al., Civil Action No. 2012CV210222, was amended, adding allegations that the Schedule 14D-9 in the form filed by the Company on January 17, 2012, failed to fully and fairly disclose certain material information concerning the proposed transaction. The amended complaint, however, does not allege any additional causes of action. The Company, Purchaser and Parent believe the plaintiff’s new allegations, like the previous ones, lack merit and intend to vigorously contest the claims raised in the lawsuit. The foregoing description is qualified in its entirety by reference to the amended complaint which is filed as Exhibit (e)(16).

On January 18, 2012, a purported stockholder class action complaint was filed in the Court of Chancery of the State of Delaware, captioned Fernando Galo v. Inhibitex, Inc., et al., Case No. 7178. On January 19, 2012, a separate purported stockholder class action complaint was filed in the Court of Chancery of the State of Delaware, captioned Victor Vickers v. Inhibitex, Inc., et al., Case No. 7185. Each complaint names as defendants, the Company, the Individual Defendants, Parent and Purchaser, and each complaint was subsequently consolidated as described below.

On January 20, 2012, the attorneys for the plaintiffs in two of the purported stockholder class action complaints filed an amended complaint (the “Consolidated Delaware Complaint”) in the Court of Chancery of the State of Delaware, captioned, Charles C. Osborne, Jr. and Hortensia D. Osborne v. Inhibitex, Inc., et al., Case No. 7169 and John P. Hegarty v. Inhibitex, Inc., et al., Case No. 7175,

consolidating the claims made in their respective complaints and adding allegations that the Individual Defendants caused materially misleading and incomplete information to be distributed to the Company’s stockholders. The Company, Purchaser and Parent believe the plaintiffs’ new allegations, like the previous ones, lack merit and intend to vigorously contest the claims raised in the lawsuit.

On January 25, 2012, the court entered an order consolidating the four purported stockholder class action complaints filed in the Court of Chancery of the State of Delaware, captioned, Charles C. Osborne, Jr. and Hortensia D. Osborne v. Inhibitex, Inc., et al., Case No. 7169, John P. Hegarty v. Inhibitex, Inc., et al., Case No. 7175, Fernando Galo v. Inhibitex, Inc., et al., Case No. 7178 and Victor Vickers v. Inhibitex, Inc., et al., Case No. 7185. The consolidated case is captioned In re Inhibitex, Inc. Shareholders Litigation, Case No. 7169-VCN (the “Consolidated Delaware Action”), and the Consolidated Delaware Complaint is designated as the operative complaint. The parties to this action have agreed to expedited discovery, and a preliminary injunction hearing has been scheduled for February 6, 2012. The description in this and the foregoing two paragraphs is qualified in its entirety by reference to the Consolidated Delaware Complaint which is filed as Exhibit (e)(17).

On January 25, 2012, a purported stockholder class action complaint was filed in the United States District Court for the Northern District of Georgia, captioned Ferdinand Alvarez v. Inhibitex, Inc., et al., Case No. 1:12-mi-99999. The complaint names as defendants, the Company, the Individual Defendants, Parent and Purchaser. The complaint alleges that the Individual Defendants violated Sections 14(d)(4) and 14(e) of the Exchange Act by issuing the Schedule 14D-9 that allegedly misrepresented certain material information and omitted certain material information concerning the proposed transaction. The complaint also alleges that the allegedly misleading Schedule 14D-9 will deprive the stockholders of their entitlement to make a fully informed decision about whether to tender their shares in support of the tender offer. The complaint generally alleges the Individual Defendants breached their fiduciary duties by failing to take steps to maximize the value of the Company, failing to properly value the Company, ignoring their conflicts of interest and failing to make adequate disclosures. The complaint also alleges that the Company, Parent and Purchaser aided and abetted these purported breaches of fiduciary duties. The relief sought includes, among other things, an injunction declaring that the Schedule 14D-9 is materially misleading and contains omissions of material fact, an injunction prohibiting the consummation of the proposed transaction, the award of damages and the payment of attorneys’ fees and costs. The Company, Parent and Purchaser believe the plaintiff’s allegations lack merit and intend to vigorously contest the claims raised in the lawsuit. The foregoing description is qualified in its entirety by reference to the complaint which is filed as Exhibit (e)(18).”

On January 26, 2012, the court entered an order staying the purported stockholder class action in the Superior Court of Fulton County in the State of Georgia, captioned, Jeremy Alber v. Inhibitex, Inc., et al., Civil Action No. 2012CV210222, in deference to the Consolidated Delaware Action filed in the Court of Chancery of the State of Delaware. The plaintiff in the Alber action agreed to dismiss the action upon the final resolution of the Consolidated Delaware Action.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by changing the amount referenced in the column titled “Total ($) (3)” related to Russell H. Plumb from “12,093,690” to “12,098,690” of the table in the sub-section titled “—Golden Parachute Compensation”.

ITEM 9.	EXHIBITS.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following text thereto:

Exhibit No.	Description

(e)(16)	Amended Class Action Complaint dated January 19, 2012 (Jeremy Alber v. Inhibitex, Inc. et al.)

(e)(17)	Amended Class Action Complaint dated January 20, 2012 (Charles C. Osborne, Jr. and Hortensia D. Osborne v. Inhibitex, Inc. et al. and John P. Hegarty v. Inhibitex, Inc., et. al.)

(e)(18)	Class Action Complaint dated January 25, 2012 (Ferdinand Alvarez v. Inhibitex, Inc., et al.)

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 to the Schedule 14D-9 is true, complete and correct.

INHIBITEX, INC.

Dated: January 27, 2012	By:	/s/ Russell H. Plumb
	Name:	Russell H. Plumb
	Title:	Chief Executive Officer

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